SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 20, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on October 20, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 20 October, 2008
ING to sell Taiwanese life insurance business to Fubon Financial Holding
ING announced today that it has reached an agreement with Fubon Financial Holding Co. Ltd. (“Fubon Financial Holding”), a leading diversified Taiwanese financial services company, to sell its Taiwanese life insurance business for a consideration equivalent to USD 600 million (EUR 447 million). The divestment is in line with ING’s strategy to actively manage its portfolio of businesses, allocating capital to those businesses that generate the highest return.
ING will be paid in shares and subordinated debt securities of Fubon Financial Holding. Upon closing of the transaction ING will be a 5% shareholder of Fubon Financial Holding, which represents a value of approximately EUR 165 million based on the closing price of Friday 17 October, 2008.
Listed on the Taipei Stock Exchange, Fubon Financial Holding is the third largest financial services company in Taiwan with strong positions in banking, life and general insurance, asset management and securities business. The transaction will transform Fubon’s life insurance business creating the second largest player in the market with leading positions in both tied agency and bancassurance.
The transaction will result in a book loss of EUR 427 million post tax. While it has a marginal impact on the spare leverage of ING Group, it will significantly reduce the economic capital attributed to insurance. The transaction is subject to regulatory approval and is expected to close by the end of the first quarter of 2009.
“ING is committed to realising its growth ambitions in Asia and will continue to assess opportunities that will allow us to accelerate that growth”, said Hans van der Noordaa, ING’s Executive Board member responsible for Insurance Asia/Pacific. “In addition to our 5% shareholding in Fubon, we remain committed to the Taiwanese market through our funds management, real estate and wholesale banking activities”.
ING started its life insurance operations in Taiwan in 1987. After ING Group’s acquisition of Aetna’s international operations in 2001, ING merged its local life business with Aetna’s life insurance operations in Taiwan. ING is also active in Taiwan through ING Funds, which comprises onshore and offshore fund management operations, ING Real Estate Investment Management and ING Wholesale Banking, its corporate and investment banking arm.

Press enquiries
Nanne Bos, ING Group	Karen Williams, ING Asia/Pacific
+31 20 541 6516	+852 9106 1350
nanne.bos@ing.com	karen.williams@ap.ing.com
Note to the editors
ING Group would like to invite you to a Media conference call, hosted by Michel Tilmant (CEO ING Group), John Hele (CFO ING Group) and Koos Timmermans (CRO ING Group) on Monday 20 October at 11.00 am CET.In this call the Executive Board members will discuss the recent developments at ING.

To participate in the call via the Q&A-mode, please dial the telephone number below 10 minutes before the start of the conference call:
From the Netherlands: +31 20 794 8500
From the United Kingdom: +44 20 7190 1537
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Disclaimer
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: October 20, 2008